Exhibit 99.2

Psyence Biomedical Ltd. Issues Shareholder Letter Recapping Recent Progress and Outlining Key Future Milestones

TORONTO, March 12, 2024 — Psyence Biomedical Ltd. (Nasdaq: PBM), a clinical-stage life science biotechnology company pioneering the use of nature-derived psilocybin in mental health and wellbeing, today issued the following letter to shareholders.

To my fellow shareholders:

Having recently commenced trading on the Nasdaq stock exchange under the ticker “PBM,” following the completion of our business combination with Newcourt Acquisition Corp., I am happy to write to update you on our recent progress and upcoming milestones.

Our merger with Newcourt and subsequent listing on Nasdaq confers numerous benefits to our company. These include expanded access to capital to fund our development programs and the opportunity to share the Psyence story more broadly and garner support from more sophisticated long-term institutional life sciences investors to further enhance our value.

Recall that we are exploring the therapeutic potential of nature-derived psilocybin (the naturally occurring psychedelic prodrug compound produced by more than 200 species of fungi), beginning with a focus on adjustment disorder in Palliative Care.

While other companies are exploring synthetic psilocybin, Psyence is the world’s first Nasdaq traded biopharmaceutical company researching a nature-derived (non-synthetic) psilocybin candidate. Furthermore, Psyence is the only publicly traded company to research a non-synthetic psilocybin candidate to treat Adjustment Disorder in the context of Palliative Care. Our proprietary market research suggests that the U.S. Palliative Care market will grow at a compound annual growth rate (CAGR) of 9.4% through 2030, reaching $28.6 billion in annual market opportunity.i

Palliative Care is an area of medicine that has continued to show a track record of growth and is welcome to innovation, and this gives us great optimism for the long-term opportunity for our company as a first mover in this wide-open area. Additionally, there are signs that big pharma is growing more interested in the therapeutic potential of nature-derived compounds like psilocybin, and as a recognized first mover in the field of palliative medicine, we plan to position ourselves as a leader in this emerging area of medicine.

To that end, we are in the process of initiating a Phase IIb clinical trial of 25mg nature-derived Psilocybin in Australia and have recently received approval of our trial protocol by Australia’s Human Research Ethics Committee (HREC). It is worth noting that we obtained approval for a similar, though not identical, trial protocol in the U.K., but shifted our focus to Australia to capture the economic benefits, including significant R&D tax credits, of executing trials in that country. Running the trial in Australia also gives us the opportunity to partner with iNGENū, a leading Contract Research Organization (CRO) with specific expertise in executing psychedelic clinical trials. The trial will be a double-blind, randomized, controlled trial of three doses of psilocybin – 1mg, 10mg and 25mg with psychotherapy. We plan to randomize the first patient in the second quarter of 2024, and we anticipate topline results in 2025. If successful, we would move to initiate a registrational Phase III trial as expeditiously as possible.

Longer-term, we have identified opportunities to evaluate nature-derived psilocybin in a broad range of indications with unmet medical needs, and in parallel with our lead clinical program, we also hope to advance a pipeline of additional large-market indications.

Our in-licensed technology is protected by an extensive intellectual property portfolio spanning five distinct patent families, including process patents covering the extraction, purification, and standardization of nature-derived psilocybin. In addition, we have an opportunity to secure additional regulatory protections that provide for market exclusivity for new chemical entities (NCEs) upon approval.

Finally, we are well financed, with up to US$10.0 million of cash and equivalents following the offering of senior secured convertible notes. We believe our current resources are sufficient to complete the Phase IIb study in for Adjustment Disorder in the context of Palliative Care, while pursuing a follow-on indication.

In closing, the completion of our merger with Newcourt and concurrent listing on the Nasdaq stock exchange is a significant achievement for our company. We believe we have the foundation in place to be a leader in the research and development of nature-derived psilocybin-based therapeutics to treat a range of medical conditions where safer and more effective treatment options are desired.

I am excited about what we are poised to achieve this year and beyond and would like to thank you, our shareholders, for your support as we execute our strategy.

To reflect this exciting new chapter in our company’s evolution, we have created a new investor presentation, which can be found here.

Sincerely,

Dr. Neil Maresky, Chief Executive Officer

About Psyence Biomed:

Psyence Biomed works with natural psilocybin products for the healing of psychological trauma and its mental health consequences in the context of Palliative Care. Our name “Psyence” combines the words psychedelic and science to affirm our commitment to producing psychedelic medicines developed through evidence-based research.

Learn more at www.psyencebiomed.com and on Twitter, Facebook, Instagram and LinkedIn.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the intended continuation of PBM’s clinical trials, the trading of PBM’s securities on the Nasdaq, the anticipated benefits of a Nasdaq listing, the adequacy of PBM's financing to execute on its strategy, and the projected timeline of the execution of the clinical trial referred to in this news release. These forward-looking statements are based on a number of assumptions, including the assumptions that PBM’s clinical trials will receive the requisite regulatory approvals required to proceed, PBM will be able to allocate funds adequately and appropriately to pursue its clinical trial goals and that there will be appetite in the North American markets for PBM's securities.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of PBM to realize the benefits expected from the Business Combination and to maintain the listing of its common shares and warrants on NASDAQ; (ii) volatility in the price of the securities of PBM due to a variety of factors, including changes in the competitive and highly regulated industries in which PBM operates, variations in performance across competitors, changes in laws and regulations affecting PBM’s business and changes in PBM’s capital structure; (iii) PBM’s ability to achieve successful clinical results; (iv) PBM’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products and (v) PBM’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of PBM’s product candidates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement on Form F-4, filed by PBM with the SEC and declared effective on November 13, 2023 and other documents filed by Newcourt and PBM from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, PBM does not intend to update these forward-looking statements.

Contact Information:

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

i From the Company’s commissioned market research performed by Insight Ace Analytic in Sept. 2022